Exhibit 99.1

1 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “ Listing Rules”) or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Baozun Inc. 寶尊電商有限公司* (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) (Stock Code: 9991) GRANT OF RESTRICTED SHARE UNIT AWARDS Grant of Restricted Share Unit Awards Baozun Inc. (the “Company”, together with its consolidated subsidiaries and its affiliated consolidated entities, the “Group”) hereby announces that on March 30, 2026 (Hong Kong time), the Company granted and proposed to grant restricted share unit awards (the “RSUs”) under the 2022 share incentive plan of the Company (the “2022 Plan”) to certain grantees (the “Grantees”), the details of which are set forth as follows: Date of grant: March 30, 2026 (Hong Kong time) (the “Grant Date”) Number of RSUs granted: 6,167,124 RSUs, details of the Grantees are as follows: Name/Category of Grantees Positions Number of RSUs Percentage of the total issued shares of the Company (excluding treasury shares) on the Grant Date Mr. Vincent Wenbin Qiu (“Mr. Qiu”) a director (the “Director”) of the Company and the chief executive officer 1,678,320 0.96%

2 Name/Category of Grantees Positions Number of RSUs Percentage of the total issued shares of the Company (excluding treasury shares) on the Grant Date Mr. Junhua Wu (“Mr. Wu”) a Director and the chief strategy 1,110,447 0.64% officer Ms. Catherine the chief financial 300,000 0.17% Yanjie Zhu (“Ms. Zhu”) officer of the Company 25 employees employees of the 3,078,357 1.77% Total Group 6,167,124 3.54% Number of underlying Class A ordinary shares of the Company: 6,167,124 Class A ordinary shares (the “Shares”) or 2,055,708 American depository shares (the “ADS(s)”) of the Company Purchase price: The Grantees are not required to pay any purchase price for the Shares issuable under the RSUs. Closing price of the Shares on the date of grant: HK$5.83 per Share, for Shares traded on the Stock Exchange on March 30, 2026 (Hong Kong time), being the trading day on the Stock Exchange on the Grant Date. US$2.095 per ADS, for ADSs traded on the Nasdaq Global Select Market on March 27, 2026 (United States time), being the trading day on the Nasdaq Global Select Market immediately before the Grant Date.

3 Performance target and vesting period: Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group as set out in the award agreements applicable to the respective Grantees, the vesting schedules are set as follows: Name/CategoryNumber of Vesting Period Circumstances of Grantees RSUs for any shorter vesting period Mr. Qiu 778,320 75% of the RSUs shall be vested on January 1, 2029; and 25% of the RSUs shall be vested on January 1, 2030. 900,000 100% of the RSUs shall be vested on September 30, 2026. Not applicable Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan. Mr. Wu 390,447 75% of the RSUs shall be vested on January 1, 2029; and 25% of the RSUs shall be vested on January 1, 2030. 720,000 100% of the RSUs shall be vested on September 30, 2026. Not applicable Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan.

4 Name/Category Number of Vesting Period Circumstances of Grantees RSUs for any shorter vesting period Ms. Zhu 300,000 75% of the RSUs shall be vested on January 1, 2029; and 25% of the RSUs shall be vested on January 1, 2030. Not applicable 25 employees 2,898,357 75% of the RSUs shall be vested on January 1, 2029; and 25% Not applicable of the RSUs shall be vested on January 1, 2030. 1 employee 180,000 100% of the RSUs shall be vested on September 30, 2026. Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan. Clawback mechanisms: Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawback if the Grantees (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such Grantees, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such Grantees’ duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

5 Arrangement for the Group to provide financial assistance to a grantee to facilitate the purchase of Shares: None The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to the Grantees. Details of the 2022 Plan are set out in Appendix IV – The 2022 Plan of the circular of the Company dated October 5, 2022. As of the date of this announcement, taking into account the proposed grants of RSUs to Mr. Qiu and Mr. Wu, which are subject to the approval by shareholders (the “Shareholders”) of the Company at the general meeting of the Company, 150,002 Shares remained available for future grants under the 2022 Plan in accordance with the terms of the 2022 Plan, of which 15,002 Shares are available for future grants to the service providers. Proposed Grants of RSUs to Directors As each of the proposed grants of RSUs to Mr. Qiu and Mr. Wu exceeds over 0.1% of the total issued shares of the Company (excluding treasury shares) on the Grant Date, the proposed grants of RSUs to Directors are subject to the approval of the Shareholders in general meeting where Mr. Qiu/or Mr. Wu (as the case may be) and his associates (as defined in the Listing Rules) and all core connected persons (as defined in the Listing Rules) of the Company shall abstain from voting in favour for such proposed grants pursuant to the terms and conditions of the 2022 Plan and Rule 17.04 of the Listing Rules. The Compensation Committee and the independent Directors have reviewed and considered the proposed grants of RSUs to Mr. Qiu and Mr. Wu, and are of view that, (i) Mr. Qiu, as a Director and the chief executive officer of the Company, and Mr. Wu, as a Director and the chief strategy officer of the Company, have both made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the RSUs proposed to be granted to each of Mr. Qiu and Mr. Wu is performance-based and serves as the Board’s appreciation and recognition of their contribution towards the growth of the Group; and (iii) the RSUs proposed to be granted to Mr. Qiu and Mr. Wu will provide sufficient incentive to retain Mr. Qiu and Mr. Wu and motivate them to create more value in the Group’s long-term development. Therefore, the Compensation Committee and the independent Directors are of view that the proposed grant of RSUs to Mr. Qiu and Mr. Wu and the vesting arrangement will closely align the purpose of the 2022 Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole. Mr. Qiu and Mr. Wu are both beneficiaries of the weighted voting rights of the Company. Pursuant to the note to Rule 17.04(1) of the Listing Rules, the nominating and corporate governance committee of the Company have reviewed and fully considered the proposed grants of RSUs to Mr. Qiu and Mr. Wu, including the reasons of such grants, and is of the view that, the grant of RSUs to Mr. Qiu and Mr. Wu are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

6 General An ordinary resolution will be proposed at the forthcoming annual general meeting of the Company (the “AGM”) to be convened and held in 2026 for the Shareholders to consider and, if thought fit, approve the proposed grants of RSUs to Mr. Qiu and Mr. Wu. A circular containing, among other things, (i) further information on the proposed grants of RSUs to Mr. Qiu and Mr. Wu; and (ii) a notice convening the AGM, are expected to be despatched to the Shareholders in due course. By order of the Board Baozun Inc. Mr. Vincent Wenbin Qiu Chairman Hong Kong, March 30, 2026 As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors. * For identification purpose only